Philip P. Rossetti	200 Clarendon Street, 20th Floor
Direct Dial: +1.617.948.6002	Boston, Massachusetts 02116
philip.rossetti@lw.com	Tel: +1.617.948.6000 Fax: +1.617.948.6001
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
Beijing
	Boston	New Jersey
	Brussels	New York
	Chicago	Orange County
	Doha	Paris
	Dubai	Riyadh
	Frankfurt	Rome
	Hamburg	San Diego
	Hong Kong	San Francisco
	Houston	Shanghai
	London	Silicon Valley
	Los Angeles	Singapore
	Madrid	Tokyo
	Milan	Washington, D.C.

April 22, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attention:  Patrick Gilmore

RE:               Network Engines, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2010

Filed December 10, 2010

File No. 000-30863

Dear Sirs and Madams:

This letter is submitted on behalf of Network Engines, Inc. (the “Company” or “NEI”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in a letter to Gregory Shortell dated April 11, 2011 with respect to (i) the Company’s Form 10-K for the fiscal year ended September 30, 2010 and (ii) the Company’s Definitive Proxy Statement on Schedule 14A, filed on January 28, 2011.  For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment.  The responses provided herein are based upon information provided to this firm by the Company.

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Discussion of Fiscal Years 2010 and 2009, page 32

1.              We note your response to prior comment 8 and we are unable to concur with your assertion that quantification of multiple factors contributing to the material changes in your net income is not necessary in the example cited.  According to our guidance referenced in our prior comment, an analysis of changes in line items is required where, as here, there are material increases in net revenue.  In addition, quantification, as well as discussion, of the contribution of two or more factors to material year-to-year line item changes is required to the extent necessary to an understanding of the business as a whole.  In this respect, the fact that $61 million of the $73 million increase in net revenues was the result of increased sales volume from a design win with your largest customer appears to be the type of quantification that is material to an understanding of your business and that should be disclosed.  Without this information, it would be difficult for a reader to know the extent to which the company’s revenues were impacted by the design win as compared to the “lower” sales volumes and “partial” offsets.  Furthermore, quantification should be as precise, including use of dollar amounts or percentages, as reasonably practicable and such quantification is preferred to vague terms such as “primarily” and “partially.”  Please confirm your understanding or advise.

Response 1:

The Company acknowledges the Staff’s comment and will include in its future filings the quantification of multiple factors that are material to an understanding of the Company’s business.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Note 11. Commitments and Contingencies

Contingencies, page 69

2.              In your response to prior comment 12 you indicate that the company cannot reasonably estimate or predict the potential damages that might be awarded, whether such damages would be greater than the company’s insurance coverage and whether such damages would have a material impact on the company’s results of operations or financial condition.  However, you also indicate that in future filings you will disclose that you expect any damages awarded under the current settlement will be satisfied in full by the company’s insurer.  Please reconcile for us these two apparently conflicting assertions.  In light of the pending current settlement, with stated total amount of recovery, please tell us how you evaluated the company’s estimate or range of estimate of amounts that are at least reasonably possible to be attributable to the company.  In addition, please tell us what consideration you gave to disclosing the extent to which you expect such insurance recoveries, as these would appear to be a gain contingency, and the uncertainties of such possible recoveries.  Please refer to paragraphs 50-3 through 50-5 of ASC 450-20-50, ASC 450-30-25-1 and SAB Topic 5.Y.

Response 2:

Although under the currently pending settlement the insurers will pay the full amount of settlement share allocated to the issuer defendants, including NEI, and the Company will bear no financial liability, the Company cannot reasonably predict whether the settlement will become binding.

The Company affirms its response to prior comment 12, that due to the uncertainties of this litigation, the Company cannot reasonably estimate or predict the potential damages that might be awarded, whether such damages would be greater than the Company’s insurance coverage, and whether such damages would have a material impact on the results of operations or financial condition.

The Company further clarifies its response to prior comment 12 that if it becomes reasonably possible that the pending settlement will be binding, then the Company would disclose that damages awarded under the current settlement would be satisfied in full by the Company’s insurer.  Until such time, the Company would continue to disclose that it cannot predict the outcome of this litigation.

The Company cannot reasonably estimate a range of amounts that are at least reasonably possible to be attributable to the Company because of the significant uncertainties surrounding this litigation.  These uncertainties include but are not limited to various notices of appeal being filed against the current settlement, the litigation has been ongoing since December 2001, and the parties previously negotiated a settlement which was subsequently terminated by the court.  Specifically, in February 2005 the court issued an Opinion and Order preliminarily approving this original settlement, provided that the defendants and plaintiffs made certain modifications to the settlement.  The parties agreed to these modifications, and in August 2005 the court issued an order preliminarily approving the settlement.  However, in December 2006 the United States Court of Appeals overturned the District Court’s certification of the class of plaintiffs ultimately resulting in the District Court terminating this original settlement in June 2007.

The Company did not give meaningful consideration to the possibility of receiving insurance recoveries because of the uncertainties involved in this litigation.  For the same reasons that the Company cannot reasonably predict the outcome of the pending litigation, it would not be appropriate for the Company to speculate or disclose the potential insurance recoveries.   However, any insurance recoveries would only arise in conjunction with the corresponding loss from the litigation.

Item 11. Executive Compensation (incorporated by reference from the definitive proxy statement filed January 28, 2011)

Compensation Discussion and Analysis, page 18

General

3.              We refer to prior comment 14.  Although you have disclosed some of the elements of the sales commission plan for Mr. Cone, it is still unclear how performance with regard to revenue, direct margin and design wins resulted in the specific cash compensation paid to Mr. Cone.  In your response, it should be clear how achievement of certain targets resulted in the dollar amount of incentive compensation actually paid.  Please advise.

Response 14:

In response to the Staff’s request, the Company has revised the disclosure relating to Mr. Cone’s cash compensation and provided a marked version below to reflect those revisions.

The Company would propose to include a similar disclosure in its future filings.

2010 Sales Commission Plan of Mr. Cone

For Fiscal 2010, the Company’s Chief Executive Officer established an individual sales commission plan for Mr. Cone, supplementing Mr. Cone’s participation in the 2010 Bonus Plan. This plan was established because the Company’s Chief Executive Officer was of the opinion that, as a result of his position as Senior Vice President, Sales and Marketing, a substantial portion of Mr. Cone’s potential compensation should be tied to the Company’s performance with respect to revenue, direct margin and number of new design wins.  Accordingly, the Chief Executive Officer determined that, under his sales commission plan, Mr. Cone would be eligible to receive the following semi-annual cash compensation incentives during the first and second halves of fiscal year 2010 as follows:

The elements of Mr. Cone’s sales commission incentive compensation not governed by the 2010 Bonus Plan are as follows:

	Target	Achieved
First six months:
Revenue ~~quote~~ target (1)	$102,000,000	$98,778,154
Direct margin(2)	$22,440,000	$18,682,774
Number of design wins(3)	22	12

Second six months:
Revenue ~~quote~~ target (1)	$140,000,000	$122,833,794
Direct margin % (2)	15.0%	15.4%
Number of design wins(3)	23	10

(1)          Revenue is defined as invoiced revenue to customers for products and services.  Commission is earned at rates of 0.026% and 0.019% of actual revenue, for the first and second six months, respectively.  Upon achievement of 100% of the ~~quote~~ target amount, commissions are earned at 0.029% and 0.021% for the first and second six months, respectively, for revenue exceeding the ~~quote~~ target amount.

(2)          Direct margin is defined as total revenues less cost of materials and costs to provide our various post sales support services.   Commission is earned at rates of 0.0802% of actual direct margin dollars, for the first six months.  Upon achievement of 100% of the target amount, commission is earned at 0.0963% of direct margin dollars that exceed the target amount.  For the second six months commission is earned as follows:

Direct margin percentage	Commission dollars earned
Less than 13%	$0
14%	$15,000
15%	$18,000
16%	$20,000
Greater than 17%	$25,000

(3)          A design win must be a new customer or a new project with an arm’s length, separate division of the customer’s parent company, confirmed by a letter of commitment.  The minimum achievement of design wins before commission payments will begin is 18 for the first and second six months.  Upon achievement of design win number 18, Mr. Cone was eligible to earn $1,800 and $1,500 per design win for the first and second six months respectively, but could not earn more than his established target.

Mr. Cone’s target and actual incentive cash compensation were as follows:

First Six Months Fiscal 2010

	Target Dollars	% of total	Actual Dollars	% of Target
2010 Bonus Plan	$6,000	10%	$3,960	66%
Revenue	27,000	45%	26,147	97%
Direct margin	18,000	30%	14,986	83%
Design wins	9,000	15%	—	—
Total	$60,000	100%	$45,903	77%

Second Six Months Fiscal 2010

	Target Dollars	% of total	Actual Dollars Earned	% of Target
2010 Bonus Plan	$6,000	10%	$3,950	66%
Revenue	27,000	45%	23,689	88%
Direct margin	18,000	30%	18,800	104%
Design wins	9,000	15%	—	—
Total	$60,000	100%	$46,439	77%

Total Fiscal 2010

	Target Dollars	% of total	Actual Dollars Earned	% of Target
2010 Bonus Plan	$12,000	10%	$7,910	66%
Revenue	54,000	45%	49,836	92%
Direct margin	36,000	30%	33,786	94%
Design wins	18,000	15%	—	—
Total	$120,000	100%	$92,342	77%

Similar to the 2010 Bonus Plan, these goals were set at levels that were, in the opinion of our Chief Executive Officer, reasonably possible but required a high level of performance to achieve and the achievement would represent superior corporate performance.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 948-6002.

Sincerely,

/s/ Philip P. Rossetti
Philip P. Rossetti

cc:                     Gregory Shortell, CEO, Network Engines, Inc.

Douglas Bryant, CFO, Network Engines, Inc.